Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For August 2, 2010

Euro Tech Holdings Company Limited

(Translation of registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-         .

Item 5. Other Events

On August 2, 2010, Euro Tech Holdings Company Limited (the “Registrant”) issued a press release announcing its Board of Directors had authorized a stock buyback program. The press release is attached as an exhibit and is incorporated by reference herein.

Item 7. Financial Statements and Exhibits

Exhibit 99.1 – Press Release dated August 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

Dated: August 5, 2010	By:	/s/ T.C. Leung
T.C. Leung, Chief Executive Officer and Chairman of the Board